Exhibit 99.1

FCA to Announce Second Quarter 2016 Financial Results on July 27

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the second quarter of 2016 will be released on Wednesday, July 27, 2016.
A live audio webcast and conference call of the 2016 Q2 results will begin at 12:30 p.m. BST / 1:30 p.m. CEST / 7:30 a.m. EDT on Wednesday, July 27.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 19 July 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com